Exhibit 99.2

NICE Announces Webinar Series, ‘Customer Experience Done Right’

Industry thought leaders share views on the uberization of scheduling, customer engagement, gamification, customer service, and digital transformation

Hoboken, N.J., January 3, 2018 – NICE (Nasdaq: NICE) is welcoming 2018 with a new webinar series called “Customer Experience Done Right”, bringing cutting-edge content to CX professionals worldwide. Top industry experts will share their perspectives on the current state and future development of customer experience strategies and technologies.

“Customer Experience Done Right” is a carefully curated webinar series covering the latest news, trends and predictions regarding many important aspects of creating winning customer experiences. The sessions will address the processes (especially automation), interactions (looking at quality and analytics), and workforce (including optimization of scheduling, gamification, and more), as well as the increasingly sophisticated digitalization underway across modern industries. For more information and to register for the webinars, click here.

Among the webinars are seven which will be presented by industry leaders from highly regarded firms such as Forrester, DMG Consulting LLC, and Saddletree Research. These and other highlights of the NICE webinar series include:

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January 18, 2018: “The Uberization of Scheduling” will be delivered by Donna Fluss, President of DMG Consulting LLC, on flexibility as a force for agent empowerment and as a critical aspect of workforce optimization.

●	February 1, 2018: “Quality Management Powered by Omnichannel Analytics: Better Together” with Forrester’s Brandon Purcell, Senior Analyst serving customer insights professionals.

●	February 22, 2018: Joana van den Brink-Quintanilha, Author and Principal Analyst for several Forrester Waves, will discuss customer engagement analytics as a key to effective customer service.

●	February 27, 2018: “Call Recording on the Record - A Report on Regulation in the Contact Center” will be delivered by Richard Bucci, Industry Analyst with the Pelorus Group.

●	March 1, 2018: Paul Stockford, Chief Analyst at Saddletree Research, will address the effectiveness of gamification in workforce optimization.

●	March 22, 2018: “The Future of Customer Service” will be delivered by Mary Wardley, Vice President of Loyalty and Customer Care of IDC Research.

“We designed the ‘Customer Experience Done Right’ series to sharpen the expertise of any attendee, providing new insights into their own processes, working assumptions and customers,” said Eran Liron,  Executive Vice President, Marketing & Corporate Development at NICE. “As a result, this webinar series will help catalyze action and give organizations an advantage in delivering the experiences customers demand – which is the lynchpin of reinventing customer service.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, + 201 561 4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements and are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.